pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Provides Update on the Presence of Critical Minerals

Vancouver BC,  July 23, 2025:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) has submitted some core samples from the drilling done on the Morrison Project for analysis to confirm the presence of Critical Minerals.

Results of the analysis is expected within a month.

It must be understood that no work has been done to determine if these elements are present in a commercially recoverable form.  It is not possible at this time to indicate whether the presence of these elements adds significant value to the orebody.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  PBM can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.